UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-23073, 333-63848, 333-65866, 333-108039, 333-109380, 333-114652, 333-114653, 333-115407, 333-135389, 333-170881, 333-170882, 333-82417 and 333-26097

333-46680, 333-135388, 333-170883, 333-172837 and 333-204566

GRAFTECH INTERNATIONAL LTD.

(Exact name of registrant as specified in its charter)

Suite 300 Park Center I

6100 Oak Tree Boulevard

Independence, Ohio 44131

(216) 676-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: one (1) holder

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GRAFTECH INTERNATIONAL LTD.

Date:	January 12, 2016	By:	/s/ Quinn J. Coburn
Quinn J. Coburn
Vice President Finance, Treasurer and Chief Financial Officer